SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-6B-2

Certificate of Notification

Certificate is filed by:

Entergy-Koch Trading, LP
20 East Greenway Plaza
Houston, Texas 77046

This certificate is notice that Entergy-Koch Trading, LP, a Delaware limited partnership ("EKT"), has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.	Type of security or securities: Note issued by EKT pursuant to a Committed Margin Financing Facility dated September 25, 2003 (the "Credit Agreement") between EKT and Societe Generale.
2.	Issue, renewal or guaranty: Issue.
3.	Principal amount of each security: See Item 5 below.
4.	Rate of interest per annum of each security: Loans under the Credit Agreement bear interest at the LIBOR Rate plus 0.75%.
5.

Date of issue, renewal or guaranty of each security:
Subject to the terms of the Credit Agreement, EKT may request loans from time to time up to the total commitment available under the Credit Agreement (which is $25,000,000 as of the closing date under the Credit Agreement). No loans were outstanding under the Credit Agreement as of the date of this Certificate.

6.	If renewal of security, give date of original issue: Not applicable.
7.	Date of maturity of each security: The note shall be due and payable at such time as provided in the Credit Agreement, but in any event not later than September 23, 2004.
8.	Name of the person to whom each security was issued, renewed or guaranteed: Societe Generale.
9.	Collateral given with each security, if any: Security interest in EKT's commodity trading accounts established with Fimat USA, Inc.
10.	Consideration received for each security: The full principal amount of each loan.
11.	Application of proceeds of each security: To be used by EKT to finance a portion of its margin requirements on various energy commodity futures exchanges.
12.

Indicate by ("X") after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a. the provisions contained in the first sentence of Section 6(b):
b. the provisions contained in the fourth sentence of Section 6(b):
c. the provisions contained in any rule of the
Commission other than Rule U-48: X

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount or par value of the other securities of such company then outstanding: Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:
Not applicable.

15.

If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:
Rule 52(b).

ENTERGY-KOCH TRADING, LP By: /s/ J. Jeffery Searle J. Jeffery Searle President

Date: October 14, 2003